UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street
Park Rehovot P.O.B 2100
Rehovot 7612002 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

On June 23, 2021, Evogene Ltd. (“Evogene” or the “Company”) furnished a Current Report on Form 6-K announcing that it will hold its 2021 annual general meeting of shareholders (the “Meeting”) at 3:00 p.m. (Israel time) on Tuesday, August 3, 2021, at Evogene’s offices at 13 Gad Feinstein Street, Park Rehovot, Rehovot, Israel, and attached to the Form 6-K a Notice, a Proxy Statement and a form of Proxy Card.

This Amendment No. 1 on Form 6-K/A is being furnished to correct inadvertent mistakes included in the Notice as follows:

1.      The last date and time at which holders of Company ordinary shares that are held beneficially in “street name”, that is, in a bank or brokerage account or by a trustee or nominee, may complete and submit the physical voting instruction form or an online voting instruction form (at www.proxyvote.com) in order to direct the broker, trustee or nominee how to vote the holder’s shares, is 11:59 p.m., Eastern time, on Monday, August 2, 2021 (and not August 1, 2021 as set forth in the Notice).

2.      The record date for the Meeting is June 29, 2021 (and not July 29, 2021 as set forth in the Notice).

Except as set forth above, the Notice, the Proxy Statement and the Proxy Card remain unchanged.

The contents of this Form 6-K are incorporated by reference in the registration statements on Form F-3 (Securities and Exchange Commission (“SEC”) File No. 333-253300, filed with the SEC on February 19, 2021), and Form S-8 (SEC File Nos. 333-193788, 333-201443 and 333-203856, filed with the SEC on February 6, 2014, January 12, 2015 and May 5, 2015, respectively) of Evogene, and will be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2021	EVOGENE LTD. (Registrant) By: /s/ Dorit Kreiner Dorit Kreiner Chief Financial Officer